

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 24, 2011

Via E-mail
Punit Dhillon
Chief Executive Officer
OncoSec Medical Inc.
4690 Executive Drive, Suite 250
San Diego, CA 92121

> **Re:** **OncoSec Medical Inc.**
> **Form 10-K for the fiscal year ended July 31, 2010**
> **Filed November 15, 2010**
> **Form 10-Q for the fiscal period ended April 30, 2011**
> **Filed June 14, 2011**
> **File No. 0-54318**

Dear Mr. Dhillon:

We have reviewed your response dated August 11, 2011 and have the following additional comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Form 10-Q for the fiscal period ended April 30, 2011

General

1. We note in several of your responses, such as to comments two, five, and seven that you propose an amended disclosure. Please tell us when you intend to amend your Form 10-Q for the period ended April 30, 2011 to provide these disclosures.

Consolidated Financial Statements, page 2

Note 4 – Intangible Asset Acquisition and Cross License Agreement, page 9

2. We note your response to comment three from our letter dated July 28, 2011 and have the following comments:

    -   Your response indicates that you assigned no value to the acquired "SECTA" trademark because you do not intend to use this trademark. Please provide us with your analysis of whether this trademark is a defensive intangible asset. Refer to ASC 350-30-25-5 and ASC 350-30-55-28G through 55-28I. Additionally, please tell us how you considered the guidance in ASC 805-20-30-6 to value the acquired trademark at fair value reflecting its highest and best use, regardless of whether you intend to use that asset.

    -   Your response to comment one indicates that you acquired the Clinical Trials documentation related to clinical trials previously performed by Inovio on the acquired technology prior to abandonment of that technology by Inovio. Please provide us with your analysis of whether the research in the Clinical Trials documentation meets the definition of an identifiable intangible asset. Refer to ASC 805-20-25-10. If you believe the Clinical Trials documentation does not meet the definition of an intangible asset, explain in detail why not, including citing the specific paragraphs of the Codification upon which you relied. If you agree that the Clinical Trials documentation is an intangible asset, please tell us how you have valued this acquired intangible asset at fair value reflecting its highest and best use.

    -   If appropriate, please revise your purchase price allocation to allocate part of the purchase price to the acquired trademark and acquired research.

3. Your response to comment four from our letter dated July 28, 2011 cites ASC 805-50-30-3, which indicates that the purchase price should be allocated to the individual assets acquired and liabilities assumed based on their relative fair values. Since the residual value method is a different methodology from allocating the purchase price to the individual acquired assets based on their relative fair values, it remains unclear to us how your methodology complies with GAAP. If your statement was incorrect that you used the residual value method and you believe that you allocated the purchase price based on relative fair values, please provide us with a table similar to that seen in ASC 805-50-55-1 to demonstrate to us how you allocated the purchase price, and explain in your response how the fair value you are showing for each acquired asset complies with the guidance in ASC 820. Alternatively, if you used the residual value method, please reassess your purchase price allocation to comply with ASC 805-50-30-3.

You may contact Lisa Sellars, Staff Accountant, at (202) 551-3348 or me at (202) 551-3737 if you have questions regarding our comments or any other questions.

Sincerely,

/s/ Jennifer Thompson

Jennifer Thompson
Accounting Branch Chief